EXHIBIT 3

11 September 2003

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Dividend Reinvestment Plan – Share Price

Mayne recently declared an unfranked dividend of 6 cents with a record date of 5 September 2003 and payable on Tuesday 30 September 2003.

Mayne operates a Dividend Reinvestment Plan (“DRP”) which will apply to this dividend. In accordance with this plan, Mayne has determined that the price at which the shares are to be issued will be $3.24. The DRP price is calculated on the weighted average market price of all Mayne Group Limited fully paid ordinary shares sold on Australian Stock Exchange Limited during the five trading days immediately preceding and inclusive of the record date for the relevant dividend payment.

Further details in relation to the plan are available on our website at www.maynegroup.com under Investor Information.

Yours faithfully,

MAYNE GROUP LIMITED

/s/ KAREN KEE

Karen Kee Company Secretary